News Release 20-21

July 10, 2020
SHAREHOLDERS OVERWHELMINGLY APPROVE THE MERGER OF SSR MINING AND ALACER GOLD

•	Alacer Gold Shareholders Vote in Favour of the At-Market Merger With 99.9% Votes Cast “For” the Resolution

•	SSR Mining Shareholders Vote in Favour of the At-Market Merger With 96.5% Votes Cast “For” the Resolution
VANCOUVER, BC & DENVER, CO – SSR Mining Inc. (NASDAQ: SSRM) (TSX: SSRM) (“SSR Mining”) and Alacer Gold Corp. (TSX: ASR) (ASX: AQG) (“Alacer”) are pleased to announce the receipt of the required shareholder approvals for the previously announced at-market merger of equals pursuant to a plan of arrangement under the Business Corporations Act (Yukon) (the “Transaction”). On closing of the Transaction, each of the Alacer issued and outstanding common shares will be exchanged for 0.3246 of an SSR Mining common share.
The Transaction was approved by approximately 99.9% of the votes cast by Alacer shareholders at the special meeting of shareholders that was held today, representing 79.9% of eligible shares voted. SSR Mining shareholders approved the issuance of common shares to complete the Transaction by approximately 96.5% of the votes cast at SSR Mining’s special meeting of shareholders that was also held today, representing 61.8% of eligible shares voted.
The transaction is expected to close following the receipt of regulatory and final court approvals and other customary closing conditions.
Full details concerning the Transaction were included in the joint management information circular dated June 2, 2020 of both SSR Mining and Alacer that was mailed to their respective shareholders.

About SSR Mining

SSR Mining Inc. is a Canadian-based precious metals producer with three operations, including the Marigold gold mine in Nevada, U.S., the Seabee Gold Operation in Saskatchewan, Canada and Puna Operations in Jujuy, Argentina. SSR Mining also has two feasibility stage projects and a portfolio of exploration properties in North and South America. SSR Mining is committed to delivering safe production through relentless emphasis on Operational Excellence. SSR Mining is also focused on growing production and Mineral Reserves through the exploration and acquisition of assets for accretive growth, while maintaining financial strength.

About Alacer

Alacer is a leading low-cost intermediate gold producer whose primary focus is to leverage its cornerstone Çöpler Gold Mine and strong balance sheet as foundations to continue its organic multi-mine growth strategy, maximize free cash flow, and therefore create maximum value for shareholders. The Çöpler Gold Mine is located in east-central Turkey in the Erzincan Province, approximately 1,100 kilometers (“km”) southeast from Istanbul and 550km east from Ankara, Turkey’s capital city.

SSR Mining Contacts

Michael McDonald, Director, Investor Relations
SSR Mining Inc.
Vancouver, BC
E-Mail: invest@ssrmining.com

Alacer Contacts

Rodney P. Antal, President, CEO & Director
F. Edward Farid, Senior Vice President, Business Development & Investor Relations
Lisa Maestas, Director, Investor Relations
Alacer Gold Corp.
Denver, CO
E-Mail: info@alacergold.com

Cautionary Note Regarding Forward-Looking Information and Statements:

Except for statements of historical fact relating to Alacer or SSR Mining, certain statements contained in this press release constitute forward-looking information, future oriented financial information, or financial outlooks (collectively “forward-looking information”) within the meaning of Canadian securities laws. Forward-looking information may be contained in this document and other public filings of Alacer or SSR Mining. Forward-looking information relates to statements concerning Alacer’s or SSR Mining’s outlook, anticipated events or results, statements as to Alacer and SSR Mining management expectations with respect to the Transaction and the combined company and in some cases, can be identified by terminology such as “may”, “will”, “could”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “projects”, “predict”, “potential”, “continue” or other similar expressions concerning matters that are not historical facts.

This press release also contains forward-looking statements regarding the anticipated completion of the Transaction and timing thereof. Forward-looking statements in this press release are based on certain key expectations and assumptions made by Alacer and SSR Mining, including expectations and assumptions concerning the receipt, in a timely manner, of remaining required approvals in respect of the Transaction. Although Alacer and SSR Mining believe that the expectations and assumptions on which such forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because Alacer and SSR Mining can give no assurance that they will prove to be correct. Forward-looking statements are subject to various risks and uncertainties which could cause actual results and experience to differ materially from the anticipated results or expectations expressed in this press release. The key risks and uncertainties include, but are not limited to governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, government ownership requirements, changes in environmental, tax and other laws or regulations and the interpretation thereof; developments with respect to the COVID-19 pandemic, including the duration, severity and scope of the pandemic and potential impacts on mining operations; and other risk factors detailed from time to time in Alacer and SSR Mining reports filed with the Canadian securities regulatory authorities. There are also risks that are inherent in the nature of the Transaction, including failure to obtain any required regulatory and other approvals (or to do so in a timely manner). The anticipated timeline for completion of the Transaction may change for a number of reasons, including the inability to secure necessary regulatory, stock exchange or other approvals in the time assumed, developments with respect to the COVID-19 pandemic or the need for additional time to satisfy the conditions to the completion of the Transaction. As a result of the foregoing, readers should not place undue reliance on the forward-looking statements contained in this press release concerning the timing of the Transaction.

Such forward-looking information and statements are based on a number of material factors and assumptions, including, but not limited in any manner to, those disclosed in any other of Alacer’s or SSR Mining’s filings, and include the inherent speculative nature of exploration results; the ability to explore; communications with local stakeholders; maintaining community and governmental relations; status of negotiations of joint ventures; weather conditions at Alacer’s or SSR Mining’s operations; commodity prices; the ultimate determination of and realization of mineral reserves; existence or realization of mineral resources; the development approach; availability and receipt of required approvals, titles, licenses and permits; sufficient working capital to develop and operate the mines and implement development plans; access to adequate services and supplies; foreign currency exchange rates; interest rates; access to capital markets and associated cost of funds; availability of a qualified work force; ability to negotiate, finalize, and execute relevant agreements; lack of social opposition to the mines or facilities; lack of legal challenges with respect to the property of Alacer or SSR Mining; the timing and amount of future production; the ability to meet production, cost, and capital expenditure targets; timing and ability to produce studies and analyses; capital and operating expenditures; economic conditions; availability of sufficient financing; the ultimate ability to mine, process, and sell mineral products on economically favorable terms; and any and all other timing, exploration, development, operational, financial, budgetary, economic, legal, social, geopolitical, regulatory and political factors that may influence future events or conditions. While we consider these factors and assumptions to be reasonable based on information currently available to us, they may prove to be incorrect.

You should not place undue reliance on forward-looking information and statements. Forward-looking information and statements are only predictions based on our current expectations and our projections about future events. Actual results may vary from such forward-looking information for a variety of reasons including, but not limited to, risks and uncertainties disclosed in Alacer’s filings on its website at www.alacergold.com, on SEDAR at www.sedar.com and on the ASX at www.asx.com.au and SSR Mining’s filings on its website at www.ssrmining.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, and other unforeseen events or circumstances. Other than as required by law, Alacer and SSR Mining do not intend, and undertake no obligation to update any forward-looking information to reflect, among other things, new information or future events.